AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A. - EARNINGS RELEASE 1Q25
RESPONSE SEGMENT
1Q25 HIGHLIGHTS
Net Revenue

(R$ MM)	1Q24	4Q24	1Q25	Var. 1Q25 1Q24	Var. 1Q25 4Q24
Net revenue	679.1	835.4	811.0	19.4%	(2.9%)
Brazil	294.5	346.3	344.3	16.9%	(0.6%)
North America	303.6	377.7	358.4	18.1%	(5.1%)
Europe	40.1	62.8	63.0	56.8%	0.3%
LatAm (Ex Brazil)	40.9	48.6	45.4	11.0%	(6.6%)
Net revenue reached R$811.0 million in 1Q25, 19.4% higher than 1Q24, with emphasis on revenue in Europe.
The Response segment continues to demonstrate its ability to generate revenue on a global scale, offering preventive and emergency services aligned with the demands of customers in international value chains.
The opportunity to replicate Response's business model in international geographies, despite being challenging and long-term, has been successfully pursued. This quarter we delivered excellent results in Europe and North America.
Brazil

Brazil		1Q24	4Q24	1Q25	Var. 1Q25 1Q24	Var. 1Q25 4Q24
Subscription	R$ mm	54.7	71.1	55.6	1.7%	(21.8%)
Field Services	R$ mm	233.1	310.2	317.2	36.1%	2.2%
High Impact Emergencies	R$ mm	46.0	7.5	20.0	(56.4%)	167.2%
Gross Revenue	R$ mm	333.7	388.9	392.8	17.7%	1.0%
Hours and Labor
Workforce	# people	4,852	5,471	5,537	14.1%	1.2%
Available Hours	thousand hours	3,202.3	3,610.9	3,654.6	14.1%	1.2%
Hours Worked	thousand hours	2,302.6	2,780.2	2,971.6	29.1%	6.9%
Field Service Hours	thousand hours	2,295.3	2,776.1	2,961.9	29.0%	6.7%
Hours in High Impact Emergencies	thousand hours	7.3	4.1	9.8	34.5%	136.5%
Region Utilization Rate	%	71.9%	77.0%	81.3%	9.4 p.p.	4.3 p.p.
Revenue Per Hour
Field Services	R$/h	101.5	111.8	107.1	5.5%	(4.2%)
High Impact Emergencies	R$/h	6,326.7	1,814.5	2,049.5	(67.6%)	12.9%
Revenue Per Hour	R$/h	144.9	139.9	132.2	(8.8%)	(5.5%)
Net revenue in Brazil grew 16.9% versus 1Q24 and decreased 0.6% versus 4Q24. The region reached a utilization rate of 81.3%, an increase of 9.4 p.p. compared to 1Q24 and 4.3 p.p. compared to 4Q24.

In the quarter, we saw an increase in field service calls, while the main response to High Impact Emergencies was to contain a fire at an Oil and Gas plant in Rio de Janeiro using proprietary fire-fighting robot technology.
The use of technology also stood out for cleaning and maintenance of hazardous environments, where we have implemented robots that perform cleaning with greater speed, higher average ticket, lower risk to the operators, and lower cost for customers.
We began mobilizing environmental protection and wildlife rehabilitation centers for large clients, especially in the northern region of the country, anticipating demand from the Equatorial Margin. In mining, we began mobilizing stand-by contracts providing dedicated responders and firefighters.
LatAm

LatAm		1Q24	4Q24	1Q25	Var. 1Q25 1Q24	Var. 1Q25 4Q24
Subscription	R$ mm	6.1	6.1	7.0	15.3%	14.6%
Field Services	R$ mm	42.4	54.7	45.5	7.5%	(16.7%)
High Impact Emergencies	R$ mm	0.0	0.0	0.0	NM	NM
Gross Revenue	R$ mm	48.5	60.8	52.6	8.5%	(13.5%)
Hours and Labor
Workforce	# people	888	869	849	(4.4%)	(2.3%)
Available Hours	thousand hours	586.1	573.5	560.3	(4.4%)	(2.3%)
Hours Worked	thousand hours	470.1	440.9	476.9	1.4%	8.2%
Field Service Hours	thousand hours	470.1	440.9	476.9	1.4%	8.2%
Hours in High Impact Emergencies	thousand hours	0.0	0.0	0.0	NM	NM
Region Utilization Rate	%	80.2%	76.9%	85.1%	4.9 p.p.	8.2 p.p.
Revenue Per Hour
Field Services	R$/h	90.1	124.0	95.5	6.0%	(23.0%)
High Impact Emergencies	R$/h	0.0	0.0	0.0	NM	NM
Revenue Per Hour	R$/h	103.1	137.9	110.3	7.0%	(20.1%)
Net revenue grew 11.0% compared to 1Q24, demonstrating a resumption of growth versus the previous year. We achieved an increase of 4.9 p.p. utilization rate to 85.1% compared to 1Q24.
As in 4Q24, the Company grew field service revenues by performing higher value-added services, reflected in a 7.0% higher revenue per hour. In addition, we signed new stand-by contracts, mainly in Colombia, increasing Subscription revenue.

Europe

Europe		1Q24	4Q24	1Q25	Var. 1Q25 1Q24	Var. 1Q25 4Q24
Subscription	R$ mm	2.1	1.1	1.0	(53.5%)	(10.1%)
Field Services	R$ mm	27.0	62.7	68.7	153.9%	9.6%
High Impact Emergencies	R$ mm	21.0	14.7	4.4	(79.0%)	(69.9%)
Gross Revenue	R$ mm	50.2	78.5	74.1	47.6%	(5.6%)
Hours and Labor
Workforce	# people	130	131	139	6.7%	5.9%
Available Hours	thousand hours	85.8	86.5	91.5	6.7%	5.9%
Hours Worked	thousand hours	64.8	70.8	66.0	1.9%	(6.8%)
Field Service Hours	thousand hours	64.4	63.3	63.8	(1.0%)	0.7%
Hours in High Impact Emergencies	thousand hours	0.4	7.5	2.3	NM	(69.9%)
Region Utilization Rate	%	75.5%	81.9%	72.1%	(3.4 p.p.)	(9.8 p.p.)
Revenue per hour
Field Services	R$/h	419.9	990.3	1,077.2	156.5%	8.8%
High Impact Emergencies	R$/h	52,493.9	1,946.3	1,946.3	(96.3%)	NM
Revenue Per Hour	R$/h	774.3	1,107.8	1,122.1	44.9%	1.3%
Net revenue grew 56.8% versus 1Q24, driven by increases in field services. The region has increased its cross-selling capacity by offering routine emergency services and industrial cleaning, and has been a reference for containing oil spills in international waters.
In industrial cleaning, we stand out with robotic cleaning of chemical tanks, among other critical maintenance for the industry.
In High Impact Emergencies, we recognized the final phase of responding to a major firefighting and containment incident involving an oil and fuel spill in the Red Sea and began responding to an incident in the North Sea involving a collision between two vessels.
The new incident caused significant damage to both vessels, leading to explosions and fire, as one of the vessels was carrying jet fuel. After the fire was fully contained, all remaining fuel was safely removed from the vessel. Our teams are working onboard the vessel, conducting HAZMAT monitoring and treating chemical waste. We expect to continue to generate revenue from this service throughout the second quarter.

North America

North America		1Q24	4Q24	1Q25	Var. 1Q25 1Q24	Var. 1Q25 4Q24
Subscription	R$ mm	24.5	28.4	24.2	(1.3%)	(14.9%)
Field Services	R$ mm	279.3	356.0	336.2	20.4%	(5.6%)
High Impact Emergencies	R$ mm	0.9	5.0	0.0	NM	NM
Gross Revenue	R$ mm	304.7	389.4	360.4	18.3%	(7.4%)

Workforce	# people	1,296	1,346	1.311	1.2%	(2.6%)
Available Hours	thousand hours	855.4	888.4	865.5	1.2%	(2.6%)
Hours Worked	thousand hours	598.4	643.6	656.9	9.8%	2.1%
Field Service Hours	thousand hours	597.1	642.1	656.9	10.0%	2.3%
Hours in High Impact Emergencies	thousand hours	1,2	1.4	0.0	NM	NM
Region Utilization Rate	%	70.0%	72.4%	75.9%	5.9 p.p.	3.5 p.p.

Field Services	R$/h	467.8	554.4	511.9	9.4%	(7.7%)
High Impact Emergencies	R$/h	744.8	3,485.0	0.0	NM	NM
Revenue Per Hour	R$/h	509.2	605.0	548.7	7.7%	(9.3%)
Net revenue growth in North America of 18.1% versus 1Q24 reflects a positive performance mainly in the US in Field Services, a modest recovery in Canada in industrial services, as well as revenue gains due to the stronger dollar against the real.
The utilization rate in the region reached 75.9%, an increase of 5.9 p.p. and 3.5 p.p. compared to 1Q24 and 4Q24, partly as a consequence of the layoff of workforce with greater idleness, partly due to the greater occurrence of on-demand field services (spot).
At the end of the quarter, we hired a new president for the region with extensive industrial experience and over 20 years of experience in the North American market. His initial focus is on prospecting large long-term contracts, optimizing costs, strengthening the regional team and governance improvements in the region.

Cost breakdown

R$ MM	1Q24	4Q24	1Q25	Var. 1Q25 1Q24	Var. 1Q25 4Q24
Personnel	296.4	376.0	391.2	32.0%	4.0%
Third parties	94.9	144.3	83.9	(11.6%)	(41.9%)
Maintenance	26.2	30.1	22.0	(16.2%)	(26.9%)
Travels	13.0	21.4	18.5	42.5%	(13.5%)
Freight	1.0	0.6	1.3	31.7%	104.2%
Rentals	0.2	0.2	0.1	(34.3%)	(35.2%)
Fuel	18.3	27.9	25.3	38.3%	(9.4%)
Materials	12.4	23.0	18.3	47.5%	(20.5%)
Telecommunications	3.3	6.0	4.9	49.3%	(18.2%)
Marketing	2.9	6.2	2.7	(7.0%)	(56.9%)
Taxes	3.1	10.7	7.5	141.8%	(29.6%)
Others	23.2	(24.4)	13.6	(41.4%)	(155.7%)
Total Cost	495.0	622.2	589.5	19.1%	(5.3%)
In this quarter, costs grew 19.1% versus 1Q24. Costs behaved in accordance with the business mix and growth of the operation, with an increase mainly in the Personnel line due to the increase of 670 employees mainly to mobilize new contracts and open 34 new bases.
Compared to 4Q24, costs reduced by 5.3%, as a result of the beginning of work to optimize resources and reduce costs.

CAPEX Response

CAPEX Response (R$ MM)	1Q24	4Q24	1Q25	Var. 1Q25 1Q24	Var. 1Q25 4Q24
Maintenance	47.1	52.5	49.6	5.3%	(5.5%)
%Response Net Revenue	6.9%	6.3%	6.1%	(0.8 p.p.)	(0.2 p.p.)
Expansion	14.7	24.5	29.1	97.0%	18.6%
% Response Net Revenue	2.2%	2.9%	3.6%	1.4 p.p.	0.7 p.p.
Capex Response Total	61.9	77.0	78.7	27.2%	2.2%
% Response Net Revenue	9.1%	9.2%	9.7%	0.6 p.p.	0.5 p.p.

Regional segmentation	1Q24	4Q24	1Q25	Var. 1Q25 1Q24	Var. 1Q25 4Q24
Brazil	33.3	40.9	66.2	98.8%	61.7%
Latam (ex Brazil)	3.2	1.5	1.9	(41.6%)	20.6%
Europe	3.9	5.9	3.7	(5.7%)	(37.1%)
North America	21.4	28.6	6.9	(68.0%)	(76.0%)

% CAPEX of revenue by segment
Brazil	11.3%	11.8%	19.2%	7.9 p.p.	7.4 p.p.
Latam (ex Brazil)	7.8%	3.2%	4.1%	(3.7 p.p.)	0.9 p.p.
Europe	9.8%	9.4%	5.9%	(3.9 p.p.)	(3.5 p.p.)
North America	7.1%	7.6%	1.9%	(5.1 p.p.)	(5.7 p.p.)
% Response Net Revenue	9.1%	9.2%	9.7%	0.6 p.p.	0.5 p.p.
In 1Q25, the addition of fixed assets in Response was R$78.7 million.
Capital expenditure in Brazil in Expansion Capex was directed towards mobilizing standby contracts for the Equatorial Margin, environmental defense centers and mining response centers. Maintenance Capex in Brazil was allocated to the renewal of contracts with large customers and spare parts for aircraft.
In the other regions where we operate, we had a reduction in CAPEX, mainly in North America and Europe, using assets with greater idleness to perform services.
Response's fleet and service centers can be tracked on the investor relations website through the Modeling Guide spreadsheet (link), with tracking of openings and closings of new service centers and purchase or sale of assets.